THE ALKALINE WATER COMPANY INC.
14646 N. Kierland Blvd., Suite 255
Scottsdale, AZ 85254

June 4, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Division of Corporation Finance

Dear Sirs/Mesdames:

Re: The Alkaline Water Company Inc. (the "Company") Registration Statement on Form S-3 File No. 333-238741

In connection with the Company's Registration Statement on Form S-3, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:30p.m. (Eastern time), Monday, June 8, 2020 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.Yours truly,

THE ALKALINE WATER COMPANY INC.

/s/ Richard A. Wright
Richard A. Wright
President, Chief Executive Officer and Director